June 13, 2019

Steven Paul, M.D.
Chief Executive Officer, President and Chairman
Karuna Therapeutics, Inc.
33 Arch Street, Suite 3110
Boston, MA 02110

       Re: Karuna Therapeutics, Inc.
           Registration Statement on Form S-1
           Response dated June 7, 2019
           File No. 333-231863

Dear Dr. Paul:

       We have reviewed your June 7, 2019 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed May 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Determination of Fair Value of Common Stock, page 100

1. We have reviewed your response to prior comment seven from our letter dated April 26,
      2019. Please provide us with the following additional information:
        For each valuation date, please provide us with the estimated fair value of your common stock calculated under each scenario separately.
        Please clarify how your recent preferred equity issuances (and the price at which such shares were issued) was factored into your common share valuations. Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the option grants.
 Steven Paul, M.D.
FirstName LastNameSteven Paul, M.D.
Karuna Therapeutics, Inc.
Comapany NameKaruna Therapeutics, Inc.
June 13, 2019
Page 2
June 13, 2019 Page 2
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Seo Salimi, Esq.